Exhibit 4.7

DESCRIPTION OF THE REGISTRANT'S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of September 10, 2020, Net 1 UEPS Technologies, Inc. ("Net1" or the "Company") had one class of securities ("common stock") registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF COMMON STOCK

The following description of the Company's common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation ("Articles of Incorporation") and its Amended and Restated By-laws ("Bylaws"), each of which are incorporated by reference as an exhibit to the Company's most recent Annual Report on Form 10-K. Net1 encourages you to read its Articles of Incorporation, Bylaws and the applicable provisions of the Florida Business Corporation Act ("FBCA") for additional information.

General

Net1's Articles of Incorporation currently authorizes the issuance of two hundred million shares of its common stock, with $0.001 par value. Net1's common stock is listed and principally traded on the Nasdaq Stock Exchange, Global Select Market, under the symbol "UEPS." Net1's common stock is also listed on the Johannesburg Stock Exchange, under the symbol "NT1".

All outstanding shares of common stock are fully paid and nonassessable.

Dividend rights

Holders of shares of Net1's common stock are entitled to receive dividends and other distributions when declared by Net1's board of directors out of legally available funds. Payment of dividends and distributions is subject to certain restrictions under the FBCA, including the requirement that after making any distribution Net1 must be able to meet its debts as they become due in the usual course of its business.

Voting rights

Each holder of common stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by shareholders. Holders of common stock may not cumulate their votes in the election of directors.

Liquidation and other rights

Upon voluntary or involuntary liquidation, dissolution or winding up of Net1, holders of common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock according to its terms. There are no pre-emptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of common stock. The shares of Net1 common stock are not subject to redemption.

Transfer Agent

The Company's transfer agent in the United States is Computershare Shareowner Services LLC, 480 Washington Blvd, Jersey City, New Jersey, 07310, and the Company's transfer agent in South Africa is Link Market Services South Africa (Pty) Ltd.